Exhibit 99.1

NYSE American: LGPS

LogProstyle Inc.

"Redefine Life Style".

September 2026

Forward-Looking Statements

LogProstyle
redefine life style

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding LogProstyle Inc. 's (the "Company") future financial performance, operating results, business strategy, capital resources, liquidity, development pipeline, operational efficiency, and long-term growth objectives. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, the possibility that the conditions to closing relating to the pending I-FLATZ acquisition may not be satisfied or waived, that the closing of the pending I-FLATZ acquisition may be delayed or may not be completed on the anticipated terms or at all, changes in economic conditions, real estate and hospitality market conditions, interest rate fluctuations, construction and development risks, cost inflation, regulatory changes, foreign exchange fluctuations, and other risks related to the Company's business operations, and other factors described in the Company's filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2026, as filed with the U.S. Securities and Exchange Commission, as the same may be updated from time to time. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references herein to a website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this presentation.

Leadership: Founder-Led and Aligned

Yasuyuki Nozawa — Founder, President, CEO & Representative Director

Yasuyuki Nozawa founded LogProstyle in 2006 and has led it as President & CEO ever since — building it from a single condominium-renovation business (LogSuite) into an integrated Tokyo real estate platform spanning development (Prostyle), investor solutions (LogAsset), hotels, and in-house manufacturing.

As founder and the Company's largest shareholder — holding roughly 68.8% of shares — his economic interests are directly aligned with outside investors, a meaningful governance signal for a small-cap.

Executive team:
Satoshi Oyamatsu –Executive Officer, Vice President and Director
Kentaro Tachibana – Executive Officer (CAO) and Director
Hiroyuki Nozawa – Executive Officer (CFO)

2006
Company founded & led by Nozawa

~68.8%
Founder ownership — aligned

~20 yrs
Building the platform

2025
NYSE American listing

3
Inside directors

2
Independent directors

Company Snapshot – Founded 2006 | NYSE America Listed 2025

LogProstyle
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Our Story

We built LogProstyle on a simple conviction: Tokyo's residential market is one of the most resilient in Japan, and we believe the renovation opportunity is still largely untapped. Twenty years in, we believe we have proven the model — disciplined acquisition, in-house renovation, fast capital recycling.

Three business segments:

- Real Estate (93% of revenue)
- Hotel Management (6% of revenue)
- Others — materials & restaurant (1% of revenue)

FY2026 Earnings Highlights

This is our 4th consecutive year of revenue growth and our 2nd as a NYSE American-listed company. Revenue ¥22.2B. Gross profit ¥4.4B. Gross margin expanded to 19.8% — our best in three years. We are just getting started.

Agreement to acquire I-FLATZ announced on August 27, 2026

I-FLATZ extends our platform into the Kansai region (Osaka / Kyoto)

¥22.2B
FY2026 Full-Year Revenue (+7.6% YoY)

¥760M
FY2026 Net Income (+0.8% YoY)

¥32.16
Basic and Diluted EPS (FY2026, −7.5% YoY)

¥4.2B
Shareholders' Equity · $26.3M · ¥178/sh ($1.12)

¥1.64B
FY2026 adj. EBITDA* (+10.6% YoY)

7.4%
FY2026 adj. EBITDA* Margin

*adjusted EBITDA = Net Income + Tax Expense – Other Income, net + Interest Expense + Depreciation and Amortization (from the Statement of Cash Flows)

Adjusted EBITDA is a non-GAAP financial measure. Management believes that adjusted EBITDA provides useful information for investors to evaluate the Company's operating performance and cash-generating ability. It is also used by management for internal purposes, including performance evaluation and budgeting.

Adjusted EBITDA is not a measure defined under US-GAAP or IFRS and may not be comparable to similar metrics disclosed by other companies. For reconciliation details, please refer to the Company's financial statements.

Investment Thesis

We built LogProstyle on a simple conviction: Tokyo's residential market is one of the most resilient in Japan, and we believe the renovation opportunity is still largely untapped. Twenty years in, we believe we have proven the model — disciplined acquisition, in-house renovation, fast capital recycling. FY2026 is our fourth consecutive year of revenue growth and our second as a NYSE American-listed company. We are just getting started.

01
Proven Business Model — 20 Years Running

02
Tokyo Is Our Structural Advantage

03
Dedicated Tenant Negotiation Team Unlocks Discounted Properties

04
Hotels and Building Management Add Recurring Income

Business Model: Capital Recycling Engine

1 Acquire

Buy pre-owned condos or land parcels at disciplined entry prices

2 Develop / Renovate

Full gut renovation or ground-up build; 1–2 year cycles

3 Sell

To retail buyers, institutional investors, or wholly to a developer

4 Recycle

Retained earnings reinvested into new projects — no external equity needed

Short project cycles (1–2.5 years) accelerate compounding: each completed project replenishes equity for the next — growth without continuous external capital.

LogSuite: Premium Renovation Platform

What Makes LogMansion Different

- Full gut renovation — not cosmetic refurbishment
- Signature walnut & oak interiors; in-house wood manufacturing
- Units 60–200+ sqm (avg Tokyo resale: ~55 sqm)*
- 2-year general / 5-year electrical / 10-year plumbing warranty
- Established broker network: sourcing AND resale relationships
- LogSuite ASP: ¥188M/unit in FY2026 | 41 units sold

* Source: athome.co.jp Tokyo Metropolitan Area Pre-owned Condo Price Trend Study

~1 YEAR CYCLE

Operating Momentum


Units Sold
60
40
20
0
41
41
FY2025
FY2026


Avg Selling Price (¥M/unit)
200
150
100
50
0
192
188
FY2025
FY2026

Prostyle: Institutional Development Platform

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PROSTYLE

Premium owner-occupied condos

- Solid wood flooring, high-end design
- Sold via internal sales team
- ~1 or fewer projects/year; phased release

PROSTYLE WEALTH

Compact rental units — institutional exit

- 10–30 unit buildings, ~25 sqm average
- Entire building sold to single investor
- Growing base of repeat buyers
- FY2026: 7 buildings, 127 units sold

Strategic Extension: Prostyle Ryokan

Prostyle develops urban ryokan hotel assets (~42 months from land acquisition), sells to investors, then leases back for hotel operations. This project lifecycle captures development profit + recurring hotel income — a model that differentiates LGPS.

Platform Expansion: Agreement to Acquire I-FLATZ

PENDING CLOSE

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Agreement to Acquire I-FLATZ announced on August 27, 2026

- LogProstyle has entered into a share purchase agreement to acquire 100% of I-FLATZ Co., LTD. (Osaka), including its wholly owned subsidiary LAND-I Co., LTD.
- I-FLATZ (est. 2001) provides sales agency services for newly built condominiums in the Kansai region (Osaka / Kyoto), and has expanded into resale of renovated pre-owned condominiums and real estate leasing
- Goal: extend LogProstyle's Tokyo-proven capital recycling model into Kansai, broadening the business area and revenue base
- I-FLATZ's current management team is expected to continue to lead the business, pursuing synergies with LogProstyle

CEO Yasuyuki Nozawa called the deal an important step in extending LogProstyle's Tokyo model to Kansai, noting M&A will remain a key pillar of the Company's growth strategy going forward.

DEAL AT A GLANCE

TARGET

I-FLATZ Co., LTD. (Osaka City)

OWNERSHIP TO BE ACQUIRED

100% (3,800 shares)

AGREEMENT SIGNED

August 27, 2026

EXPECTED CLOSING

September 2026 (subject to customary closing conditions)

SUBSIDIARY INCLUDED

LAND-I Co., LTD. (wholly owned)

GEOGRAPHIC FOCUS

Kansai region — centered on Osaka and Kyoto

Hotel Management: Recurring Income in the Making

Portfolio — 4 Operating Hotels

PROSTYLE RYOKAN TOKYO ASAKUSA

Flagship inbound tourism property

PROSTYLE RYOKAN YOKOHAMA

Domestic family leisure

PROSTYLE RYOKAN NAHA, OKINAWA

Urban ryokan concept

PROSTYLE TERRACE NAHA

Lifestyle resort positioning

ASAKUSA II (pipeline)

Expected to open Oct 2028 — land acquired

Plus Chino BM property management: 3,473 units under management in 2026. Properties owned by third parties represent more than 70% of properties under management.

FY2025/FY2026 Full-Year Operating Highlights



Occupancy Rate (%)
100
75
50
25
0
75
65
FY2025
FY2026



Avg Daily Rate (¥000)
30
20
10
0
19
22
FY2025
FY2026

Tokyo: Japan's Most Resilient Residential Market

LogProstyle
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LGPS is NOT a Japan housing play — it is a Greater Tokyo premium residential specialist.

Tokyo Structural Tailwinds*

✓ Ongoing urban migration from regional Japan

✓ Continued household formation despite national pop. decline

✓ Constrained central land supply → pricing support

✓ Strong employment & wage growth in metro areas

✓ High housing liquidity vs. regional markets

✓ Inbound tourism recovery drives hotel demand (ADR +16.8% YoY)**

* Source: National Institute of Population and Social Security Research
** Source: Tokyo Shoko Research

Tokyo 23-Ward Pre-owned Condo Prices (Indexed)



160
140
120
100
80
60
40
20
0
2021
2022
2023
2024
2025

Source: athome.co.jp Tokyo Metropolitan Area Pre-owned Condo Price Trend Study (indexed)

Financial Review

FY2026 Results

Financial Highlights: FY2026 Full Year

LogProstyle
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¥22.2B
Revenue
(FY2026 Full Year)

19.8%
Gross Margin
(+260 bps YoY)

+0.8%
Net Income
YoY

+10.6%
Adjusted EBITDA
YoY

Metric	FY2026*	FY2025*	YoY Change
Revenue	22,221	20,651	+7.6%
Gross Profit	4,408	3,559	+23.9%
Gross Margin	19.8%	17.2%	+260 bps
Operating Income	1,572	1,343	+17.1%
Net Income	760	754	+0.8%
Basic and Diluted EPS (¥)	32.16	34.76	-7.5%
Adjusted EBITDA	1,644	1,487	+10.6%

* All figures in JPY millions except Gross Margin (%) and Basic and Diluted EPS (JPY).

Three Distinct Earnings Engines

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LogSuite

~45% of Real Estate Segment Revenue

Acquires premium pre-owned condos in central Tokyo's 23 wards, undertakes full gut renovation under the LogMansion brand, and resells. ~1-year cycle. Average unit price ¥188M (US$1.2M) in FY2026.

Prostyle

~40% of Real Estate Segment Revenue

Ground-up residential development in two formats: PROSTYLE (premium condos for owner-occupiers) and PROSTYLE WEALTH (compact rental units sold en bloc to institutional investors). 1.5–2 year cycle.

LogAsset

~15% of Real Estate Segment Revenue

Suburban landowner-direct sourcing and advisory/development platform. Operates as either a ground-up residential developer (similar to Prostyle, but the projects are smaller in scale) under the LogLife brand or as an advisor to landowners (near-100% gross margin fees). Fragmented market — minimal large-cap competition.

FY2026 Results: What Drove the Numbers

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Revenue +7.6% YoY

¥20.7B → ¥22.2B

Growth was moderate at +7.6%. The Company completed 261 units (vs. 187 in FY2025), with a significant shift toward Prostyle Wealth bulk institutional sales (127 units) and LogLife income properties (93 units). Hotel revenue grew +4.9% to ¥1.31B. Real estate segment (+9.5%) was the primary driver.

Gross Margin +260bps YoY

17.2% → 19.8%

Gross margin of 19.8% came in at the upper end of the company's historical 17–20% range, reflecting continued underwriting discipline. Note that FY2025 gross margin of 17.2% was at the low end of the historical range as a few units in a Prostyle project were discounted to clear inventory.

Operating Income +17.1% YoY

¥1,343M → ¥1,572M

Operating income grew faster than revenue (+17.1% vs +7.6%), confirming operating leverage. The Company recorded the highest operating margin in the past 4 years, reaching 7.1% (+60bps YoY) for FY2026.
Note: net income was nearly flat (+0.8%) as higher tax provisioning offset operating gains — this is a timing/accounting item, not an operating deterioration.

Why EPS fell –7.5%: despite flat net income, basic and diluted EPS slipped ¥34.76 → ¥32.16 because the weighted share count rose ~9% after the 2025 IPO.

Four-Year Financial Track Record (FY2023–FY2026)

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Metric	FY2023*	FY2024*	FY2025*	FY2026*
Revenue	**13,264**	**14,122**	**20,651**	**22,221**
Real Estate	11,954	12,411	18,819	20,600
Hotel Mgmt	691	1,044	1,249	1,310
Other	620	666	583	311
Gross Profit	**2,519**	**2,652**	**3,559**	**4,408**
Gross Margin	19.0%	18.8%	17.2%	19.8%
Operating Income	**917**	**939**	**1,343**	**1,572**
Net Income	**354**	**324**	**754**	**760**
Basic and Diluted EPS (¥)	17.38	15.37	34.76	32.16
Adjusted EBITDA	**998**	**1,026**	**1,487**	**1,644**
Adjusted EBITDA Margin	7.5%	7.3%	7.2%	7.4%



Revenue
Adjusted EBITDA
JPY M (Revenue)
JPY M (Adj. EBITDA)
30,000
25,000
20,000
15,000
10,000
5,000
0
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
13,264
14,122
20,651
22,221
998
1,026
1,487
1,644
FY2023
FY2024
FY2025
FY2026

*All figures in JPY millions except Gross Margin (%), adjusted EBITDA margin (%), basic and diluted EPS (JPY).

Balance Sheet: Asset-Backed, Capital Recycling in Action

LogProstyle
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Balance Sheet Snapshot (as of Mar 31, 2026)

Total Assets	**¥27.0B**
Inventories (RE)	**~¥16.3B**
Total Debt	**~¥17.1B**
Shareholders' Equity	**¥4.2B · $26.3M**
Equity Ratio	**15.6%**
Cash	**~¥2.3B**
Book Value / Share	**¥178 · $1.12**

Inventory Quality: Collateralized Real Estate



2%
45%
53%
RE Held for Sale
RE in Progress
Other

Inventory = Collateral.
~¥16.3B of real estate inventory is predominantly debt-financed (condos/properties/land secured by loans; renovation and construction equity-funded). Gross D/E of 4.1× reflects asset-backed leverage to fund an expanding pipeline — consistent with property-sector financing structures, not distress.

Capital Efficiency: Debt Is Structural, Not Distress

Japanese banks lend against tangible collateral (land, condos). Construction & renovation costs are equity-funded. Leverage is asset-backed — not speculative corporate debt.

LogSuite Financing

Condo acquisition	**Debt-financed**
Renovation costs	**Equity-funded**
Project duration	**~1 year**
Effective debt to equity ratio on project	**Very high but asset-backed**

Prostyle Financing

Land acquisition	**Primarily debt-financed**
Construction costs	**Equity-funded**
Project duration	**1.5–2 years**
Effective debt to equity ratio on project	**High but asset-backed**

Growth is constrained by equity availability — a natural discipline that enhances capital allocation without requiring balance sheet expansion.

Interest Rates & Inflation: Risks Are Mitigated

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Short Cycles Reduce Duration Risk

LogSuite turns in ~1 year; Prostyle in 1.5–2 years. Capital is repriced faster than traditional developers — sensitivity to sustained rate increases is structurally lower.

Japan Rates Remain Globally Low

Japan's policy normalization starts from near-zero. LGPS's weighted-average borrowing cost is below 3%, and variable-rate structures provide flexibility.

Inflation Favors LogSuite

Rising construction costs make renovated resale units increasingly attractive vs. new builds. LGPS acquires existing stock below replacement cost — an inflation hedge embedded in the model.

In-house Supply Chain Buffers Costs

Ownership of Yantai Propolife Wood (China) and Okinawa Igeto provides partial procurement insulation against timber and materials inflation.

Potential Catalysts

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01 Earnings Consistency Over Time

While project-based revenue can shift period to period depending on completion timing, LGPS has delivered net profit in each of the past four fiscal years. Sustained profitability, supported by gradual top-line growth and stable margins, provides investors with a growing track record on which to base their assessment of the Company.

Timeline: 12 months

02 Hotel Platform Scaling

Asakusa II expected to open Oct 2028. Growing third-party Chino BM contracts. As recurring income rises, the earnings mix shifts toward a more diversified, platform-style business.

Timeline: 24–36 months

03 Kansai Expansion (I-FLATZ)

Pending closing (targeted September 2026), expected to extend the proven Tokyo model into Japan's 2nd largest market, the Kansai region (Osaka/Kyoto).

Timeline: Now - 12 months

04 Improved Model Understanding

As US-listed Japanese companies remain rare, investor education, including through IR efforts and increased analyst coverage, on the capital recycling model may become a catalyst.

Timeline: Ongoing

05 Balance Sheet Evolution

Equity ratio expanding, gradual deleveraging, faster inventory turnover, and higher interest coverage reduce perceived risk without requiring transformational change.

Timeline: 12–24 months

06 Dividend Growth

FY2025 dividend totaled US $0.045/share. The Company announced FY2026 dividend of US$0.046/share paid/to be paid in four equal installments of US$0.0115/share on each of August 31, 2026, October 30, 2026, January 29, 2027, and April 30, 2027. Second consecutive year of distributions signals commitment to shareholder returns alongside growth.

Timeline: Annual catalyst

Key Challenges: Acknowledged, Assessed, Contextualized

LogProstyle
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LGPS's risks are real but typical of the sector.

Leverage & Refinancing — **Medium**

Asset-backed, short-duration project debt. Mitigated by capital recycling model and conservative underwriting. Not speculative corporate leverage.

Tokyo Geographic Concentration — **Medium**

A risk AND a strength. Tokyo is Japan's most liquid, structurally resilient market. Management believe concentration in quality is preferable to broad national exposure.

Real Estate Cycle Sensitivity — **Medium**

Project cycles of 1–2 years limit long-duration exposure. Institutional buyer channels (Prostyle Wealth) provide pipeline visibility vs. retail-dependent developers.

Rising Interest Rates — **Low–Medium**

Although rates are on an upward trend, rates in Japan remain relatively low compared to major global markets. Variable-rate structure + short cycle = manageable. Inflation also improves relative attractiveness of renovation vs. new builds.

Small-Cap Liquidity & Awareness — **Improving**

NYSE American listing + Mitsubishi UFJ Morgan Stanley engagement improved accessibility. First full-year reporting cycle as a public company is a milestone. Engaged IR advisory firm to improve awareness.

Earnings Timing Volatility — **Low**

Revenue linked to project completions creates period-to-period variability.

Investment Summary

- **Capital recycling model with short project cycles**
- **Short project cycles (1–2 years) structurally reduce duration and macro risk**
- **Tokyo residential fundamentals remain strong — urban concentration, constrained supply**
- **Pending acquisition of I-FLATZ expected to extend the proven Tokyo model into Kansai (Osaka / Kyoto); closing targeted September 2026**
- **Hotel segment adds recurring income (¥1.31B FY2026 revenue, +4.9% YoY) alongside transaction-driven real estate earnings**
- **Net income +0.8% and adjusted EBITDA +10.6% YoY on gross margin expansion to 19.8% (+260 bps); shareholders' equity ¥4.2B against asset-backed, short-duration leverage (debt-to-equity ratio of 4.1×)**
- **Alphaterra Advisory publishes Company-sponsored research report* (September 2026)**

*(*Alphaterra Advisory's report was prepared at the request of the Company. The Company agreed to pay Alphaterra Advisory an aggregate of $50,000 for a total of three reports. Of this amount, (i) the Company paid Alphaterra Advisory $10,000 upon engagement, (ii) $25,000 was to be paid upon publication of Alphaterra Advisory's initial report (published on September 8, 2026), and (iii) $15,000 is to be paid following publication of two additional reports by Alphaterra Advisory. The report is not independent research and should not be relied upon as such. Alphaterra Advisory has an inherent conflict of interest due to the receipt of compensation from the Company. Alphaterra Advisory is not a registered broker-dealer or investment adviser, is not a financial instruments business operator in the United States, and is not registered as a Financial Instruments Business Operator under Japan's Financial Instruments and Exchange Act. Readers are encouraged to review the report's full disclosures and disclaimers before making any investment decisions.)*